

Mail Stop 3561

May 21, 2008

Mr. Donovan Chin
Chief Financial Officer
E Com Ventures, Inc.
251 International Parkway
Sunrise, FL 33325

> **Re:** **E Com Ventures, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 19, 2008**
> **File No. 0-10714**

Dear Mr. Chin:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed March 19, 2008

1. We read that you intend to include the restated financial statements "for the periods indicated above" in your upcoming Form 10-K for the fiscal year ended February 2, 2008. We remind you that generally, previously filed reports containing financial statements determined to be materially misstated require amendment. Please tell us how you determined you did not need to amend your prior Exchange Act reports, including both your Forms 10-K and your Forms 10-Q. If you will file your fiscal year 2007 Form 10-K within the next few weeks and believe that you can best address the impact of this restatement through expanded disclosures within that Form 10-K, please

explain to us, in detail, the expanded disclosures that you propose to make within that Form 10-K, and tell us when you will file the Form 10-K.

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Please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief